Exhibit 1

Cemex divests its operations in Panama

and expands its U.S. Aggregates business

Monterrey, Mexico. October 6, 2025 – Cemex announced today that it has successfully closed the sale of its operations in Panama to Grupo Estrella for an enterprise value of approximately US$200 million, representing a multiple of approximately 12x adjusted EBITDA for the 12 months ended August 31, 2025.

Cemex also announced that it has increased its holdings to a majority stake in Couch Aggregates, a leading player in the aggregate materials industry across the southeastern United States, expanding on a joint venture originally announced in July 2024. Cemex believes that, in the short term, this investment will offset the loss of EBITDA from the sale of its operations in Panama. A small part of the proceeds from the divestiture of Panama are being allocated to this transaction.

“These transactions are important building blocks in our strategy to rebalance our portfolio and continue investing in growth in priority markets, particularly aggregates in the U.S.,” said Jaime Muguiro, CEO of Cemex.

Grupo ESTRELLA, a Dominican privately owned industrial conglomerate, is acquiring the divested assets in Panama, that mainly consist of one cement plant in Calzada Larga, Chilibre, which, as of December 31, 2024, had an installed cement capacity of around 1.2 million metric tons per year. The divested assets also include related cement, ready-mix concrete, aggregates assets, and rights to acquire additional reserves for Panama’s operations. Cemex will retain its admixtures business in Panama.

Couch serves diverse markets with sand, gravel, and crushed stone, operating 7 sand & gravel pits and 5 marine terminals.

Cemex’s portfolio rebalancing strategy is part of its broader commitment to providing the highest possible returns to its shareholders by being the best partner to its customers, having a laser-like focus on operational efficiency, and following a disciplined capital allocation strategy.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

About ESTRELLA Group

Grupo Estrella is a privately-owned industrial conglomerate based in the Dominican Republic with 42 years of operations. Its activities are organized into two main divisions: construction, focused on infrastructure and building projects, and industrial, focused on the production of construction materials, including cement, ready-mix concrete, and aggregates, as well as the manufacture of reinforced steel bars, steel structures, and cold-formed steel products. The group also has investments in the energy, healthcare, airport, and media sectors in the Dominican Republic, Central America, and the Caribbean.

Contact information

Analyst and Investor Relations

Patricio Treviño

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

#####

Except as the context otherwise may require, references in this press release to “Cemex”, “we”, “us,” or “our,” refer to Cemex, S.A.B. de C.V. and its consolidated subsidiaries. This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Cemex intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, goals, targets, and expectations (operative, financial or otherwise), and typically can be identified by the use of words such as, but not limited to, “will”, “may”, “assume”, “might”, “should”, “could”, “continue”, “would”, “can”, “consider”, “anticipate”, “estimate”, “expect”, “envision”, “plan”, “believe”, “foresee”, “predict”, “potential”, “target”, “goal”, “strategy”, “intend”, “aimed”, or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary, including materially, from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results and any guidance presented in this report to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission (“SEC”), the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“BMV”) and the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”), which factors are incorporated herein by reference. Many factors could cause Cemex’s expectations and/or expected results expressed in this press release not being reached and/or not producing the expected benefits and/or results, including the divestiture of these assets not having the expected benefits. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates in which they are made. You should read this press release and carefully consider the risks, uncertainties, and other factors that may affect our business and operations. The information contained in this press release speaks only as of the date of this press release and is subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this press release, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. You should review future reports furnished or filed by us with the SEC, BMV and CNBV. This press release does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. Cemex is not responsible for any third-party information referenced or that can be accessed through this press release.

This press release includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. These non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)”, which in this press release is referred to as “EBITDA”. We consider the closest financial measure to Operating EBITDA in our financial statements under IFRS to be the line item of “Operating earnings before other expenses, net,” as Operating EBITDA adds depreciation and amortization to this line item. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA is not a measure of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, to service or incur debt and to comply with financial covenants under our financing agreements. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this press release are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

2